Spectrum Pharmaceuticals, Inc.

11500 S. Eastern Ave., Ste. 240

Henderson, NV 89052

February 1, 2016

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Spectrum Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333- 208760)

Acceleration Request

Requested Date:	February 3, 2016
Requested Time:	5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Spectrum Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Should the Staff have questions regarding any of the foregoing, please do not hesitate to contact Marc G. Alcser, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4136 or via email at malcser@sycr.com.

Sincerely,

SPECTRUM PHARMACEUTICALS, INC.

/s/ Kurt A. Gustafson
Kurt A. Gustafson
Executive Vice President and Chief Financial Officer

cc:

Spectrum Pharmaceuticals, Inc.

Rajesh C. Shrotriya, M.D., Chairman and Chief Executive Officer

Stradling Yocca Carlson & Rauth, P.C.

Marc G. Alcser, Esq.